MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

January 25, 2010

3.	News Release

A news release dated January 25, 2010, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canada and U.S. disclosure package) on January 25, 2010 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On January 25, 2010, TransGlobe announced a new exploration project in the western desert of Arab Republic of Egypt (“Egypt”), an operations update and an expanded 2010 Capital Budget.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

January 25, 2010

TRANSGLOBE ENERGY CORPORATION ENTERS NEW EXPLORATION PROJECT IN
WESTERN DESERT OF EGYPT

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta – January 25, 2010 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces a new exploration project in the western desert of Arab Republic of Egypt (“Egypt”), an operations update and an expanded 2010 Capital Budget. All dollar values are expressed in United States dollars unless otherwise stated.

EGYPT

East Ghazalat (50% Working Interest)

TransGlobe has signed a farm out agreement with Vegas Oil & Gas SA (“Vegas”) to earn a 50% interest in the East Ghazalat Concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government. The East Ghazalat Concession is operated by Vegas, a privately owned oil and gas company with extensive Egypt experience and success.

The 858 km2 East Ghazalat Concession is located in the prolific Abu Gharadiq basin of Egypt’s Western Desert, approximately 250 km west of Cairo. East Ghazalat was awarded to Vegas on June 5, 2007 and is currently in the first, three-year exploration period. There are two additional exploration period extensions of two years each. TransGlobe has committed to pay 100% of three (3) exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession. To date, the Operator has acquired 450 km of 3-D seismic to complement the existing 1,548 km of 2-D seismic and 218 km of 3-D seismic.

Drilling commenced on the first exploration well (Gawad #1) on January 14, 2010. The well is planned to reach a total depth of approximately 9,480 feet by the end of February.

The Gawad #1 well is targeting a Jurassic prospect. TransGlobe’s estimated petroleum initially in place (“PIIP”) for the Gawad prospect is approximately 80 million barrels of light, crude oil in the P-mean case, with an upside potential of 150 million barrels PIIP in the P10 case.

The second and the third exploration wells are targeting 64 and 25 million barrels of light, crude oil, respectively, in the P-mean case with an upside of 140 and 50 million barrels in the P10 case, respectively (TransGlobe PIIP estimates). These wells are planned to be drilled consecutively following Gawad #1 during the first half of 2010.

Mr. Ross Clarkson, President and CEO, was quoted “TransGlobe’s entry into the prolific Western Desert in the East Ghazalat Concession is an exciting addition to our 2010 exploration program. We are executing on our strategy to build a strong, well funded, exploration and production company with a broad portfolio of drilling opportunities.”

Additional information on the East Ghazalat Concession can be viewed on the Company’s website at www.trans-globe.com.

West Gharib (100% Working Interest)

The Hana #20 oil well was completed and placed on production in mid-January at 800 Bopd. With the addition of Hana #20 and Hana West #8 in December, total production from the West Gharib area reached a new peak rate of 7,240 Bopd.

The drilling rig is currently drilling a step-out appraisal well at North Hoshia #2, targeting the Nukhul and Thebes formations in the North Hoshia pool. Following North Hoshia #2, the drilling rig will move to the Hoshia field to drill a step-out appraisal well at Hoshia #8.

Production Summary

Average monthly production is expected to be 9,600 Bopd for the month of January, with 6,650 Bopd from West Gharib and 2,950 Bopd from Yemen. To date, total production has exceeded 10,000 Bopd during the second half of January. The Company is maintaining production guidance of 9,300 to 9,700 Bopd for 2010.

2010 Outlook

TransGlobe has projected funds flow from operations for 2010 of $55.0 million, based on an average Dated Brent oil price of $65.00/Bbl and the mid-point of production guidance. The 2010 funds flow sensitivity to a change in oil price is approximately $1.0 million per dollar change in Dated Brent (i.e. $65.0 million for $75.00/Bbl Dated Brent). The 2010 funds flow forecast is based on an estimated production target of 9,300 to 9,700 Bopd (firm plus contingent budget), with a targeted exit rate over 10,000 Bopd.

2010 Capital Budget

The 2010 Capital Budget (firm and contingent) was increased to $56.5 million with the addition of the East Ghazalat project. The expanded capital budget will be funded out of funds flow from operations and working capital.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.262.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com